February 14, 2008

Mr. Charles Goodson, Vice President and Secretary
HomeLife, Inc.
1503 South Coast Drive
Suite 204
Costa Mesa, CA 92626

        Re: HomeLife, Inc.
                    Preliminary Information Statement on Schedule 14C
                    File No. 0-30424
                    Filed February 5, 2008

Dear Mr. Goodson:

This is to advise you that we have conducted only a limited review of your filing. Based on that limited review, we have the following comments.

1.   You indicate that you will be engaging in a twenty-two for one reverse stock split. It appears that this reverse stock split is a condition of the merger agreement entered into between HomeLife, Inc. and Agdas Financial Holding, Inc. based on sections 3.3 and 3.7 of the merger agreement that was submitted as an exhibit to the 8-K filed November 26, 2007. Please expand your disclosure to provide information regarding the merger as required by Item 1 of Schedule 14C by reference to Item 14 of Schedule 14A or explain why you believe this information is not required. Please explain how the spin-off discussed in the Merger Agreement relates to this transaction.

2.   Under the section, "Additional Information," please revise the address of the Securities and Exchange Commission to 100 F Street, N.E., Washington, D.C. 20549.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please direct any questions to Stacie Gorman at (202) 551-3585, or the undersigned at (202) 551-3852.

Sincerely,

Michael McTiernan
Special Counsel